

Mail Stop 7010

February 24, 2009

Mr. John W. Prosser, Jr.
Chief Financial Officer
Jacobs Engineering Group Inc.
1111 South Arroyo Parkway
Pasadena, CA 91105

> **RE:** **Form 10-K for the fiscal year ended September 30, 2008**
> **Form 10-Q for the period ended December 31, 2008**
> **File No. 0-5388**

Dear Mr. Prosser:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33</u>

<u>Critical Accounting Policies, page 34</u>

2. Since your critical accounting estimates and assumptions are based on matters that are highly uncertain, please provide a sensitivity analysis for the underlying assumptions regarding your pensions. Please provide quantitative as well as qualitative disclosures. For example, if reasonably likely changes in the expected rate of return, discount rate or other assumptions used in accounting for your pension plan would have a material effect on your financial condition or operating performance, the impact that could result given the range of reasonably likely outcomes should be disclosed and quantified. See Section V of SEC Interpretive Release No. 33-8350 – Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

3. Please enhance your disclosure of your income taxes critical accounting policy to include a discussion of the material assumptions you made as well as the financial statement impact if actual results differ from the estimates made by management. Refer to the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040.

4. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill and intangible assets, please consider disclosing the following in future filings:
   - The reporting unit level at which you test goodwill for impairment and your basis for that determination;
   - You disclose that you use various valuation techniques to estimate the fair value of your reporting units. Please expand your disclosures to include sufficient information to enable a reader to understand how each of the techniques used differ, the assumed benefits of a valuation prepared under each technique, and why management selected these techniques as being the most meaningful in preparing the goodwill impairment analyses;
   - How you weight each of the techniques used including the basis for that weighting;
   - A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
   - If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Results of Operations, page 36

5. Please revise your disclosure to provide a comprehensive discussion of the business reasons for the changes between periods in the direct costs of contracts and selling, general and administrative expenses line items. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us what your revised MD&A will look like. See Item 303(a) of Regulation S-K.

Liquidity and Capital Resources, page 42

6. Please enhance your disclosure to discuss all material changes in your operating activities as depicted in your statement of cash flows. For example, you should expand upon your disclosure to discuss in greater detail that there was a "$172.4 million decrease relating to the timing of cash receipts and payments within [your] working capital accounts."

Item 7A – Quantitative and Qualitative Disclosures about Market Risk, page 44

7. Please revise your disclosure to provide a more comprehensive discussion of the information required by Item 305 of Regulation S-K regarding your foreign currency risk. See Section 507.02 of the Financial Reporting Codification for additional guidance.

Financial Statements and Supplementary Data

General

8. You made references on pages 35, F-12 and F-24 to the use of actuaries to assist in valuing the financial position of pension plans and to assist in determining the level of reserves to establish for insurance-related claims. Please tell us the nature and extent of the actuaries' involvement and tell us whether you believe they were acting as experts as defined in the Securities Act of 1933. If these actuaries are experts, you must delete your reference to them or name the parties.

Note 7 – Pension Plans, page F-17

9. It is not clear how your current disclosures regarding your pension plans meet the requirements of paragraph 7 of SFAS 158. Please advise or revise accordingly.

Note 10 – Commitments and Contingencies, and Derivative Financial Instruments, page F-22

10. We note that your leases provide for additional rental based on escalation in operating expenses and real estate taxes. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edward M. Kelly, Staff Attorney, at (202) 551-3728 or, in his absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief